02041098

ANNUAL REPORT 2001

FAIRMOUNT

CHEMICAL CO., INC.

Fairmount Chemical Co., Inc. was incorporated in June 1938 under New Jersey Law. Fairmount's offices are located at 117 Blanchard Street, Newark, New Jersey. Except as otherwise indicated by the context, the terms "Company" or "Fairmount" as used herein refer to Fairmount Chemical Co., Inc.

Business and Products

Fairmount has more than 60 years experience in the manufacture and sale of specialty and fine organic chemicals, including pharmaceuticals, agriculture intermediates, and chemicals used in the photographic and imaging industries, hydrazine derivatives and blends, and plastic additives. During this period, Fairmount has developed expertise in the production of specialty and heterocyclic chemicals containing nitrogen and sulfur.

Fairmount uses its expertise and know-how in chemical synthesis not only to manufacture its own products, but also to develop and custom manufacture products under contract for other companies. Its equipment configuration, production flexibility and ability to produce efficiently in quantities ranging from 10 kg to 500 metric tons, gives it an excellent position in custom manufacturing. Among the products which Fairmount custom manufactures are agricultural intermediates and photographic chemicals. All manufacturing is done at Fairmount's facilities in Newark, New Jersey.

Fairmount's principal products and their markets include:

- Imaging & Photographic Chemicals

Fairmount's photographic and imaging chemicals are used in the manufacture of photographic film, television picture tubes and medical imaging products. These chemicals include photo-sensitizers, film-stabilizers, and antifogging agents.

The demand for certain types of chemicals used in photographic films has decreased and is expected to decrease further during the coming years as the market for film diminishes due, in part, to new digital imaging technologies. Fairmount is aware of this trend and is taking steps to substitute new products that are used in making photographic paper and increase its market share for the Company's existing products by broadening its customer base.

- Hydrazine Based Products

Hydrazine blends and derivatives are used for corrosion control in commercial boilers and power generating systems, as well as intermediates in the manufacture of other chemical products, such as metal chelating agents, polymerization inhibitors, pharmaceuticals, and agriculture intermediates. Fairmount markets its hydrazine blends under the registered trade name Deoxy-sol ®.

Fairmount does not believe that it will increase and may decrease its market share of hydrazine blends due to increased competition from other manufacturers.

- Plastics Additives

Fairmount produces additives, including antioxidants, metal deactivators and UV stabilizers, that are used in the production of products made from various plastic resins, including polycarbonates, polyolefins, PVCs and polyester resins. Fairmount's customers include the manufacturers of plastic resins as well as compounders who add pigment and additives to the resins to meet final product performance. Fairmount markets some of its plastic additives under the registered trade name MIXXIM®.

- Specialty Chemicals

Fairmount's non-hydrazine based specialty chemicals are also used as intermediates in the pharmaceutical and agricultural industries. These include derivatives of thiadiazoles, triazoles and tetrazoles.

Independent Auditors' Report

The Board of Directors and Stockholders
Fairmount Chemical Co., Inc.:

We have audited the accompanying balance sheets of Fairmount Chemical Co., Inc. as of December 31, 2001 and 2000, and the related statements of operations, changes in stockholders' (deficit) equity and comprehensive loss, and cash flows for the years then ended. In connection with our audits of the financial statements, we have also audited the financial statement schedule – valuation and qualifying accounts. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fairmount Chemical Co., Inc. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements presents fairly, in all material respects, the information set forth therein.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/S/KPMG LLP

March 22, 2002

FAIRMOUNT CHEMICAL CO., INC.

Statements of Operations

Years Ended December 31, 2001 and 2000

	2001	2000
Net sales	$10,095,700	$11,808,100
Cost of goods sold	12,227,400	10,327,600
Gross (loss) profit	(2,131,700)	1,480,500
Research & development	398,900	401,900
Selling, general and administrative expenses	1,997,400	1,988,500
Operating loss	(4,528,000)	(909,900)
Interest expense	(212,700)	(181,300)
Interest income	68,700	133,400
Foreign currency exchange (Loss)	(73,000)	(8,400)
Other income (expense), net	14,000	(39,000)
Insurance proceeds, net	53,100	333,100
Loss before income taxes	(4,677,900)	(672,100)
Income taxes	-	-
Net loss	$ (4,677,900)	$ (672,100)
Loss per share		
Basic	$(.56)	$(.08)
Diluted	$(.56)	$(.08)
Common shares and equivalents outstanding		
Basic	8,292,866	8,292,866
Diluted	8,292,866	8,292,866

See accompanying notes to financial statements.

FAIRMOUNT CHEMICAL CO., INC.

Balance Sheets
December 31, 2001 and 2000

	2001	2000
Assets		
Current Assets:		
Cash	$ 494,800	$2,093,900
Accounts receivable, less allowance for doubtful accounts of $59,700 in 2001, and $20,600 in 2000	1,242,100	1,913,400
Inventories	884,900	2,700,100
Prepaid expenses	124,100	124,100
Other current assets	9,100	11,300
Total Current Assets	2,755,000	6,842,800
Property, plant and equipment Less accumulated depreciation of $6,245,800 and $5,756,800 in 2001 and 2000, respectively	3,576,400	3,938,900
Other assets	700	700
Total Assets	$6,332,100	$10,782,400
Liabilities and Stockholders'(Deficit) Equity		
Current Liabilities:		
Short-term bank borrowings	$700,000	$200,000
Accounts payable	1,719,300	1,590,400
Accrued compensation	5,800	136,400
Accrued pension liability	130,400	153,000
Other accrued liabilities	276,700	399,600
Accrued interest to affiliated parties	62,200	-
Promissory notes to affiliated parties	1,571,600	-
Total Current Liabilities	4,466,000	2,479,400
Promissory notes to affiliated parties	-	1,571,600
Accrued pension liability	182,500	146,700
Redeemable convertible Preferred stock, par and liquidation value $1 per share: Authorized – 10,000,000 shares: 5,400,000 shares issued and outstanding (liquidation value $5,400,000)	5,400,000	5,400,000
Commitments and contingencies		
Stockholders' (Deficit) Equity:		
Common stock, par value $1 per share: Authorized – 15,000,000 shares; 8,293,366 shares issued and 8,292,866 outstanding in 2001 and 2000	8,293,400	8,293,400
Less: Treasury stock (at cost) – 500 shares	(500)	(500)
Capital in excess of par value	7,316,000	7,316,000
Accumulated deficit	(18,924,700)	(14,246,800)
Accumulated other comprehensive loss - additional minimum pension liability	(400,600)	(177,400)
Total Stockholders' (Deficit) Equity	(3,716,400)	1,184,700
Total Liabilities and Stockholders' (Deficit) Equity	$6,332,100	$10,782,400

See accompanying notes to financial statements.

FAIRMOUNT CHEMICAL CO., INC.

Statement of Changes in Stockholders' (Deficit) Equity
and
Comprehensive Loss
Years ended December 31, 2001 and 2000

	2001	2001 Comprehensive (loss)	2000	2000 Comprehensive (loss)
Common stock:				
Balance at December 31 (8,293,366 shares)	$8,293,400		$8,293,400	
Treasury stock:				
Balance at December 31, (500 shares)	(500)		(500)	
Capital in excess of par value: Balance at December 31,	7,316,000		7,316,000	
Accumulated deficit:				
Balance at January 1	(14,246,800)		(13,574,700)	
Net loss	(4,677,900)	(4,677,900)	(672,100)	(672,100)
Balance at December 31,	(18,924,700)		(14,246,800)	
Accumulated other comprehensive loss:				
Balance at January 1	(177,400)		(97,200)	
Change in additional minimum pension liability	(223,200)	(223,200)	(80,200)	(80,200)
Comprehensive loss		(4,901,100)		(752,300)
Balance at December, 31	(400,600)		(177,400)	
Total Stockholders' (deficit) equity	$ (3,716,400)		$1,184,700	

See accompanying notes to financial statements.

FAIRMOUNT CHEMICAL CO., INC.

Statements of Cash Flows

Years Ended December 31, 2001 and 2000

	2001	2000
Cash Flow used in Operating Activities:		
Net loss	$(4,677,900)	$ (672,100)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	489,000	552,400
Insurance proceeds, net	(53,100)	(333,100)
Increase (decrease) from changes in:		
Accounts receivable, net	671,300	71,700
Inventories	1,815,200	(742,300)
Prepaid expenses	-	(10,000)
Other current assets	2,200	(1,100)
Accounts payable	128,900	764,200
Accrued compensation	(130,600)	52,200
Accrued interest to affiliated parties	62,200	-
Other liabilities	(332,900)	83,300
Net Cash Flow Used In Operating Activities	(2,025,700)	(234,800)
Cash Flow Used in by Investing Activities:		
Capital expenditures	(126,500)	(685,500)
Insurance proceeds, net	53,100	333,100
Net Cash Used in Investing Activities	(73,400)	(352,400)
Cash Flow Provided by Financing Activities:		
Bank borrowings	500,000	600,000
Bank repayments	-	(400,000)
Net Cash Flow Provided by Financing Activities	500,000	200,000
Decrease in Cash	(1,599,100)	(387,200)
Cash at Beginning of Period	2,093,900	2,481,100
Cash at End of Period	$494,800	$ 2,093,900
Supplemental Disclosure of Cash Flow Information:		
Interest paid	$ 87,100	$ 181,300
Income taxes paid	$ -	$ -

See accompanying notes to financial statements.

NOTE 1. GOING CONCERN

Fairmount has reported substantial losses during the last three years and does not expect performance to improve during the first half of 2002. The Company's working capital, defined as current assets less current liabilities, decreased by $6,074,400 in 2001, resulting in negative working capital of $1,711,000 compared to working capital of $4,363,400 in 2000. These matters raise substantial doubt about Fairmount's ability to continue as a going concern. There is too much uncertainty for Fairmount to predict its short-term future prospects. If the promissory note holders demand payment as a result of the default on interest payments as discussed in Note 5 or if Fairmount is unable to effect cost savings, enter into strategic alliances or a merger, achieve other short-term solutions or enter into an extension agreement with the bank, it may result in the Company not having sufficient capital to continuing its operations as presently conducted. In which event the Company may find it necessary to seek protection under Federal bankruptcy laws or other laws affecting debtor's and creditor's rights. Accordingly, the financial statements contain an explanatory paragraph in the Independent Auditors' Report relating to Fairmount's ability to continue as a going concern.

On October 4, 2001, Fairmount laid off 13 production employees, or approximately 50 % of its production employees, and subsequently terminated two management employees. This action was necessary because of Fairmount's deteriorating business.

One of Fairmount's major foreign customers reduced its purchases by 75% for the fourth quarter of 2001. Fairmount has not sold nor does it forecast selling any product to this customer during the first and second quarter of 2002. Another major customer, Polaroid Corporation, has filed a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code. The potential loss of this customer is expected to have a material adverse effect on Fairmount going forward since it accounted for $995,700 or 9.9 % of sales during year ended December 31, 2001, and $1,850,500 or 15.6 % of sales for the year ended December 31, 2000.

During the second quarter of 2001, Fairmount started receiving orders for a hydrazine derivative product from a new customer. Worldwide sales to this customer were $2,445,600 in 2001 compared to none in 2000. In January 2002, Fairmount advised the customer that it could no longer supply the product under the same terms and conditions. As a consequence Fairmount does not anticipate significant sales of this product to this customer in 2002

To meet its liquidity requirements, including its capital program, Fairmount accesses funds generated from operations, its available cash balances, and its bank line of credit with Fleet Bank in Princeton, New Jersey. From November 30, 2001 to March 2002 the credit facility was extended on a month to month basis. The Company is currently in the process of seeking an extension of this credit facility from Fleet Bank, with modified terms including a new maturity date of February 28, 2003. No assurance can be given that the bank and the Company will enter into a definitive extension agreement or that such agreement, if entered into, will be on the terms presently contemplated.

In February 2002, the Newark Division of Water/Sewer notified Fairmount, that its 2002 sewer charge will be $659,900, an increase of $421,600 in anticipated cash outflows as compared to 2001. Fairmount is appealing this increase.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

Fairmount Chemical Co., Inc. ("Fairmount" or "the Company") was incorporated in 1938 under New Jersey Law and is in the business of manufacturing and distributing specialty chemicals.

REVENUE

Revenue is recognized upon shipment of product. The Company's terms are FOB shipping point and accordingly title for goods pass to the customer when product is shipped. Sales are generally final, without a right of return. If the product does not meet specifications, the Company may accept returns.

Notes to Financial Statements (Continued)

ACCOUNTS RECEIVABLE

Trade accounts receivable are recorded at the invoice amount. Potential uncollectable amounts are recognized when in the judgment of management, collection is in doubt. There was a provision for bad debts $59,700 as of December 31, 2001 and $20,600 as of December 31, 2000.

INVENTORIES

Inventories are stated at the lower of cost or market. Cost is determined by the first-in, first-out (FIFO) method. There are no general and administrative costs in inventory.

PROPERTY, PLANT and EQUIPMENT

Property, plant and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the respective assets. Maintenance and repairs are charged to expense as incurred, and expenditures for renewals and betterments are capitalized. Gains or losses on sales or retirements are recognized in income.

The Company reviews the carrying value of its assets for impairment whenever events or changes in circumstances indicate that the amount of assets may not be fully recovered. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted net cash flows expected to be generated by the asset. The asset will be written down to fair value if it is determined that its carrying value is not recoverable by operations. Discounted cash flows or appraised values are used to determine the fair market value, depending on the nature of the asset. Assets to be disposed of are reported at the lower of the carrying amount or fair value less the cost to sell. The Company considers various valuation factors in determining fair value, principally discounted cash flows to assess any impairment amount.

Depreciation expense was $489,000 and $552,400 in 2001 and 2000, respectively. The estimated useful lives of classes of assets are as follows:

Asset Description	Life (years)
Buildings	20
Machinery & Equipment	5 to 10
Vehicles	3 to 5
Furniture and Fixtures	5 to 10

RESEARCH AND DEVELOPMENT COSTS

Research and development costs are charged to operations as incurred.

INCOME TAXES

The Company accounts for income taxes in accordance with the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

STOCK-BASED COMPENSATION

The Company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25 "accounting for Stock Issued to Employees", and related interpretations, in accounting for its fixed plan employee stock options. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. For disclosure purposes pro forma net loss and pro forma net loss per share information are provided in accordance with Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" as if fair-value-based method had been applied.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Those estimates include allowance for doubtful accounts, valuation of inventories and recoverability of long-lived assets. Actual results could differ from those estimates.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of financial instruments is determined by reference to market data and other valuation techniques as appropriate. The Company believes the fair value of its financial instruments, principally cash, accounts receivable, inventories, prepaid expenses, other current assets, short term borrowings, accounts payable, accrued compensation, accrued pension liability, other accrued liabilities, accrued interest to affiliated parties, and promissory notes to affiliated parties approximates their recorded value due to the short-term nature of the instruments or interest rates, which are comparable with current rates.

SEGMENT OF AN ENTERPRISE AND RELATED INFORMATION

The Company is managed and operates as one business, which manufactures, distributes and sells specialty and fine organic chemicals. Accordingly, the Company does not have separate reporting segments as defined in SFAS No. 131, "Disclosures about Segment of an Enterprise and Related Information".

SHIPPING AND HANDLING COSTS

Shipping and handling costs were $233,300 and $239,700 in 2001 and 2000, respectively, which are included in selling, general and administrative in the accompanying statements of operations.

ACCOUNTING CHANGES

Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities" as amended by SFAS No. 137 and SFAS No. 138. This statement requires the recognition of derivative financial instruments on the balance sheet as assets or liabilities, at fair value. Gains or losses resulting from changes in the value of derivatives are accounted for depending on the intended use of the derivative and whether it qualifies for hedge accounting. The implementation of this standard did not have a material effect on the Company's financial statements because the Company did not have any financial instruments entered into for trading or hedging purposes, nor does the Company currently have any derivative financial instruments or derivative commodity instruments outstanding at December 31, 2001.

Fairmount adopted SFAS No. 141, "Business Combinations" for all business combinations after June 30, 2001. This standard requires that all business combinations be accounted for as using the purchase method, and it further clarifies the criteria for recognition of intangible assets separately from goodwill. Since June 30, 2001, there have been no business combinations.

NOTE 3. INVENTORIES

Inventories at December 31, consisted of:

	2001	2000
Finished goods	$ 752,400	$ 2,481,500
Raw materials	132,500	218,600
Total	$ 884,900	$ 2,700,100

The reserve for obsolete inventory was $249,400 and $167,700 at December 31, 2001 and 2000, respectively.

NOTE 4. PROPERTY, PLANT and EQUIPMENT

Property, plant and equipment, by major classification, at December 31, 2001 and 2000 is summarized as follows:

	2001	2000
Land	$ 259,300	$ 259,300
Buildings	3,899,500	3,899,500
Machinery and equipment	5,389,500	5,266,800
Vehicles	72,600	68,800
Furniture and fixtures	201,300	201,300
	9,822,200	9,695,700
Less: Accumulated depreciation	6,245,800	5,756,800
	$ 3,576,400	$3,938,900

There was no construction in progress at December 31, 2001 and at December 31, 2000.

NOTE 5. PROMISSORY NOTES/LONG-TERM PAYABLE TO AFFILIATED PARTIES

As of January 1, 1993 the Company owed William E. Leistner $5,603,700 (the "Leistner Loan"). At the Board Meeting following the 1993 Annual Meeting, the board approved the sale of 5,400,000 shares of cumulative convertible Preferred Stock, $1.00 par value per share, in a private transaction to Leistner, the Company's principal stockholder, in consideration of retirement of debt owed to Leistner of $5,400,000. The balance of the Leistner Loan was paid out of corporate funds of approximately $203,700 during May 1993. This transaction retired the principal of the Leistner Loan. Accrued interest of $491,600 remained. On July 2, 1997 the Company replaced the $491,600 balance of the Leistner Loan that was due April 1, 1998, with a promissory note to the Leistner Estate for the same amount, due January 1, 2005.

On March 20, 1992, a Credit Facility Loan Agreement ("Credit Facility") was created with monies contributed to a fund ("the Fairmount Fund") by William E. Leistner and the Estate of Olga H. Knoepke. At that date, the Fairmount Fund provided the Company with a $2,494,000 credit facility under which all borrowings paid interest at the rate of 5% per annum. The outstanding borrowings from the Credit Facility were $1,080,000. On July 2, 1997 the Credit Facility was terminated and the Company replaced the $1,080,000 of credit facility borrowings with new promissory notes due January 1, 2005. The Leistner Estate received a note for $648,000. Three additional notes were issued to beneficiaries of the Knoepke Estate. These three notes were issued to the da Mota Family Partnership - $224,640, Glen da Mota - $142,560 and Lynn da Mota - $64,800.

Promissory Notes:

Leistner Trust	$ 491,600
Leistner Trust	$ 648,000
DaMota Family Partnership	$ 224,600
Glen DaMota	$ 142,600
Lynn DaMota	$ 64,800
	$1,571,600

All of the promissory notes described above have similar terms and conditions. Interest is payable, at the corporate base rate posted by Citibank, N.A. (or its successor) on the last banking day of the previous calendar year. Interest on the unpaid principal from January 1, 2001 through December 31, 2001 is at the rate of 9.5% per annum. Interest payable from January 1, 2000 through December 31, 2000 is at the rate of 8.5% per annum. All of the promissory notes are subordinated to the Company's line of credit financing with Fleet Bank and are collaterized by security agreements on the Company's accounts receivables, inventories and personal property. The promissory note to the Leistner Estate for $491,600 is subordinated to the Company's line of credit financing with Fleet Bank and to the new promissory notes, totaling $1,080,000, that replaced the Credit Facility.

Interest paid on promissory notes to affiliated parties in 2001 was $87,100 and $133,600 in 2000. Because of the Company's financial difficulties, interest payments have not been made since July 2001. The total unpaid interest as of December 31, 2001 was $62,200. The failure to pay interest when due is an event of default which can be cured if payment is made within 15 days of written notice to Fairmount. No written notice has been received, however, failure to make interest payments is an event of default and, accordingly, the promissory notes have been reclassified to current liabilities.

On October 9, 1997 the executors of the Leistner Estate endorsed two promissory notes of $648,000 and $491,600 to the order of the Howard Leistner, Hedi Mizrack and Gilbert Leistner Irrevocable Grantor Trust (the "Trust"). This trust was established to expedite the settlement of the Leistner Estate and to be the repository of the common and preferred shares of the Company, as well as the promissory notes held by the Leistner Estate. Howard Leistner, Hedi Mizrack and Gilbert Leistner have sole voting rights to their common stock holdings.

NOTE 6. LONG-TERM DEBT

	2001	2000
Working Capital Line of Credit - Current installment	$700,000	$200,000

The Company presently has a line of credit facility with Fleet Bank. From November 30, 2001 to March 2002 the credit facility was extended on a month to month basis. Borrowing is limited to $700,000, which is the amount currently outstanding, and the interest rate is prime +3 (7.75 % at December, 31, 2001). In addition any amounts that are repaid under the line of credit cannot be reborrowed. The bank has been given a first security interest in the accounts receivable, inventories and personal property of the Company. The Company is currently in the process of obtaining an extension of this credit facility from Fleet Bank, with modified terms including a new maturity date of February 28, 2003. No assurance can be given that the bank and the Company will enter into a definitive extension agreement or that such agreement, if entered into, will be on the terms presently contemplated.

NOTE 7. STOCK OPTIONS

On April 19, 1983, the stockholders approved an Incentive Stock Option Plan (the "1983 Plan"), which was adopted by the Board of Directors on August 17, 1982. As amended the 1983 Plan provides for granting incentive stock options to key employees to purchase not more than 500,000 shares of common stock of the Company. The option price per share cannot be less than the market price on date of grant. The option is exercisable after the optionee has been in the employ of the Company for at least one year after the date of grant (subject to limited exceptions) and may be exercised for a period of 10 years from the date of grant unless an earlier date is stated in the option.

In addition to the incentive stock options, effective January 12, 1998, Dr. Reidar Halle, President of the Company was granted stock options to purchase One Million (1,000,000) shares of common stock, with a fair marker value of eleven cents ($.11) per share, at an exercise price of eleven cents ($.11) per share subject to the following vesting schedule

Vesting Date	Exercisable Options
January 12, 1999	334,000
January 12, 2000	333,000
January 12, 2001	333,000

Stock option transactions for the years ended December 31, 2001 and 2000 are as follows:

	2001		2000	
	Shares	Weighed Average Exercise Price	Shares	Weighed Average Exercise Price
Outstanding at beginning of the year	1,059,000	$.18	1,072,500	$.17
Granted	-		-	
Forfeited	17,500	$1.00	13,500	$1.00
Expired	-	-	-	-
Outstanding at end of the year	1,041,500	$ .15	1,059,000	$ .18
Exercisable	1,041,500	$ .15	726,000	$.18
Weighted fair market value of the grants during the year		$ -		$.-

All stock options outstanding as of December 31, 2001 and 2000 are exercisable at $.11 to $1.00 per share. Stock options for 41,500 shares outstanding as of December 31, 2001 expire in one and a half years. Stock options for 1,000,000 shares outstanding as of December 31, 2001 expire in seven years.

The fair value of each option was estimated on the date of the grant using the Black-Scholes value of 350 large general industrial public companies. The 2001 assumptions included in this estimation are as follows: risk free interest rate of 6.23 %, expected life of 10 years, volatility of 98 %, and dividend yield of 0 %. The 2000 assumptions included in this estimation are as follows: risk free interest rate of 6.23 %, expected life of 8.5 years, volatility of 98.0 %, and dividend yield of 0 %.

Using the measurement principles of SFAS 123 "Accounting for Stock Based Compensation", the proforma effect on net loss of reporting incremental compensation expense would have been a increase in net loss of $20,200 and $36,600 in 2001 and 2000, respectively. Accordingly, proforma net loss would have been $(4,698,100) in 2001 and $(708,700) in 2000. In addition, proforma basic and diluted loss per share would have been $(.57) in 2000, and $ (.09) in 2000.

NOTE 8. PENSION PLAN

The Company has a defined benefit pension plan covering all of its employees. The benefits are based on years of service and the employees' compensation. The Company's funding policy is to contribute annually the statutory minimum. In 2001, the Company's contribution was $340,100 in and its 2000 contribution was $232,700. Assets of the plan are held by an insurance company in guaranteed annuity contracts.

Notes to Financial Statements (Continued)

The following table sets forth the plan's funded status and amounts recognized in the Company's balance sheet at December 31, 2001, and 2000.

Actuarial present value of benefit obligation:

	2001	2000
Vested benefit obligation	$ 3,886,200	$ 3,665,700
Accumulated benefit obligation	$ 3,984,200	$ 3,725,500
Change in projected benefit obligation		
Projected benefit obligation at beginning of year	$(3,930,400)	$(3,760,500)
Service Cost less expense component	(101,400)	(119,500)
Interest Cost	(291,500)	(283,900)
Actuarial loss	(189,900)	(40,900)
Benefits Paid	303,300	274,700
Projected benefits Obligation at end of year	(4,209,900)	(3,930,100)
Change in plan assets		
Fair Value of Plan Assets at beginning of year	3,425,900	3,278,800
Actual Return on Plan Assets	223,700	204,100
Employer Contribution	340,100	232,700
Benefits Paid and Expenses	(318,400)	(289,700)
Fair Market Value of Plan Assets at end of year	3,671,300	3,425,900
Fund status	(538,600)	(504,200)
Unrecognized net obligation	-	10,900
Unrecognized prior service cost	(14,700)	(28,100)
Unrecognized net loss	641,000	399,300
Prepaid (Accrued) benefit cost recognized in the financial statements	87,700	(122,100)
Amount recognized in the statement of financial position consist of		
Accrued benefit liability	(312,900)	(299,500)
Accumulated other comprehensive loss	400,600	177,400
Net amount recognized	87,700	(122,100)
Reconciliation of Prepaid/(Accrued):		
Accrued Pension Cost at beginning of year	(122,100)	(201,800)
Minus Net Periodic Pension Cost	(130,300)	(153,000)
Plus Contribution	340,100	232,700
	87,700	(122,100)

Net pension cost included in operating results for 2001 and 2000 amounted to $130,300 and $153,000, respectively, and was comprised of the following:

	2001	2000
Service cost with expense component	$116,400	$134,500
Interest Cost	291,500	283,900
Expected return on plan assets	(275,300)	(263,100)
Net amortization and deferral	(2,500)	(2,300)
Recognized actuarial loss	200	-
Total net pension cost	$130,300	$153,000

The weighted average discount rate used in determining the actuarial present value of the projected benefit obligation, the accumulated benefit obligation, and vested benefit obligation as of December 31, 2001 was 7.25% and 2000 was 7.75 % and future salaries increases of 5.0 % per annum plus the component for merit and promotion and expected return on assets of 8.0 %, respectively.

The provisions of SFAS No. 87, "Employees Accounting for Pensions", requires recognition in the balance sheet of an additional minimum liability when accumulated benefits are in excess of plan assets. The Company recorded an increase of $223,200 and $80,200, to the additional minimum liability in 2001 and 2000, respectively. The adjustment had no effect on operations but was accounted for as a component of stockholders' (deficit) equity.

NOTE 9. INCOME TAXES

Income tax expense (benefit) for the years ended December 31, 2001 and 2000 differed from the amounts computed by applying the U.S. Federal income tax rate of 34% to pretax loss as a result of the following:

	2001	2000
Computed "expected" tax (benefit)	$(1,590,500)	$ (228,500)
State tax net of federal benefit	(276,000)	(39,000)
Change in valuation allowance	1,855,800	262,400
Non-deductible penalties	4,600	1,700
Non-deductible travel and entertainment	6,100	3,400
	$ -0-	$ -0-

The temporary differences which give rise to a significant portion of deferred tax assets and liabilities at December 31, 2001 and 2000 are presented below.

	2001	2000
Deferred tax assets:		
Charitable contribution	$3,300	$2,000
Pension	-	101,000
Interest	219,900	195,000
Inventory	112,400	86,000
Research and development tax credits	434,000	434,000
Net operating loss - state	439,300	158,400
Net operating loss - Federal	6,066,600	4,459,000
Total deferred tax assets	7,275,500	5,435,400
Valuation allowance	(6,580,200)	(4,724,400)
Net deferred tax assets	695,300	711,000
Deferred tax liability:		
Pension	(66,800)	-
Depreciation deferred tax credit	(628,500)	(711,000)
Net deferred tax asset	$ -0-	$ -0-

At December 31, 2001, a valuation allowance of $6,580,200 was recorded against deferred tax assets in excess of deferred tax liabilities since the Company believes that it is more likely than not that these asstes will not be realized. The net change in the valuation allowance for the years ended December 31, 2001 and 2000 were increases of $1,855,800 and $262,400, respectively, related primarily to additional net losses incurred by the Company. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company has Federal and state net operating loss carryforwards of approximately $17,800,000 and $7,400,000, respectively, which expire in years 2002 through 2021.

NOTE 10. NET LOSS PER SHARE

Basic loss per share is based on the net loss of the Company since there were no preferred dividends paid in 2001 and 2000. Due to the Company reporting losses for 2001 and 2000, the exercise of options and the conversion of the preferred stock is not assumed, as the result would be anti-dilutive. As of December 31, 2001 there were 1,041,500 options outstanding and exercisable.

NOTE 11. REDEEMABLE CONVERTIBLE PREFERRED STOCK

The preferred shareholder may convert all or any portion of the shares of preferred stock owned share-for-share to common stock at any time. The Company may redeem all or any part of its preferred stock by paying the holders par value for each such share redeemed. The preferred shareholder may redeem at par value all or any portion of the shares of preferred stock owned and/or convert share-for-share all or any portion of the shares of preferred stock owned to common stock if there is a significant change of ownership or control, sale of the business or reorganization. After written notice of an impending significant change of ownership, each preferred stockholder shall have 15 days to require redemption and/or conversion. Dividends only accrue if declared by the Board. To date no dividends have been declared and therefore none have been accrued. In the event of involuntary liquidation, each preferred shareholder is entitled to cash payment, at par value plus declared but unpaid dividends in preference over the common stockholders. There are no restrictions on retained earnings.

NOTE 12. FOREIGN SALES AND MAJOR CUSTOMERS

The business of the Company is the manufacturing and distribution of chemical products both domestically and internationally. Export sales in 2001 and 2000 amounted to $3,723,400 and $4,109,700, respectively. During 2001, three customers accounted for approximately 47.8% of the Company's sales. During 2000, two customers accounted for approximately 37.5% of the Company's sales. The loss of one of these customers could have a material adverse effect on the Company's business.

Major foreign geographical areas contributed the following percentages to net sales:

	2001	2000
Europe, (Primarily Germany, Belgium, and England	29.5 %	27.1 %
Asia (Primarily Israel)	6.4 %	6.5 %
North and South America	.9 %	1.2%

NOTE 13. ENVIRONMENTAL MATTERS AND COMMITMENTS AND CONTINGENCIES

The Company has received notice from the New Jersey Department of Environmental Protection ("NJDEP") that the NJDEP is investigating whether any material from the Company has caused or contributed to the contamination detected at the Ciuba landfill property in Newark. The NJDEP alleges that there is a possibility that during the 1970's the Company disposed of waste generated at the Company's facility through contracts with certain garbage removal companies located at the Ciuba landfill. The Company has also received notice from the United States Environmental Protection Agency ("USEPA") that the USEPA has information indicating that hazardous substances from the Company may have been discharged into the Passaic River. It is the Company's understanding that these allegations by the EPA are related to historical rather than present events. The Company has taken the position that its material neither caused nor contributed to the contamination of the Passaic River and that it has not discharged hazardous substances into the Passaic River. In both cases, it is possible that potentially responsible party will bring claims against the Company alleging that it is at least partially responsible for the contamination. To date, no litigation has commenced with respect to these matters.

The New York State Department of Environment Conservation filed a lawsuit against certain Potentially Responsible Parties ("PRP") for contamination of the Hexagon Laboratories, Inc. site in the Bronx, New York ("Hexagon" and the "Site"). Information obtained from records removed from the Site indicate that Fairmount entered into a toll charging/custom manufacturing agreement with Hexagon though it is not clear as to whether any materials were ever shipped by Fairmount to Hexagon. Fairmount has received notice that it is considered a PRP and has received an offer to enter into settlement negotiations. Fairmount has not been named as a party to the existing lawsuit and has not been presented with sufficient evidence to conduct settlement negotiations.

Environmental compliance, waste disposal and regulatory fees totaled approximately $50,400 in 2001 and $97,300 in 2000. These costs are included in general and administrative expenses.

It is the Company's policy to accrue and charge against earnings, environmental cleanup costs when it is probable that a liability has been incurred and an amount is reasonably estimable. These accruals are reviewed periodically and adjusted, if necessary, as additional information becomes available. These accruals can change substantially due to such factors as additional information on the nature or extent of the contamination, methods of remediation required and other actions by government agencies or private parties. Cash expenditures often lag behind the period in which an accrual is recorded by a number of years. The Company has not accrued cost associated with the above two matters, because the amounts cannot be reasonably estimated.

Management does not believe that the resolution of such matters will have a material adverse affect on the financial position of the Company but could be material to the results of operations and cash flow of the Company in any one accounting period.

On May 13, 1999, a toxic tort case was brought against the Company and other defendants by former employees, family members of the former employees or heirs of deceased former employees of La Gloria and Gas Company and the La Gloria Refinery located in Tyler, Texas. The claimants contended that the employee plaintiffs and their families were exposed to a number of toxic chemicals by working in and around them or with them at the La Gloria Plant and by second-hand exposure occurring as a result of the toxic substance being brought home on the clothing and bodies of the employee plaintiffs. Plaintiffs have sued the employer defendants and numerous manufacturers, suppliers, and distributors of chemicals, solvents and products supplied to the La Gloria Plant. The Company sold a hydrazine blend to La Gloria during 1990 and 1991. On October 21, 1999, the Federal Court granted defendants' motion to dismiss because of lack of subject matter jurisdiction. Claimants re-filed this cause of action in Texas state court in the District Court of Harrison County, Texas on December 15, 1999. Claimants' allegations in the state court petition are identical to the allegations discussed above. This claim was settled on June 26, 2001, for an immaterial amount.

On October 10, 2000, a breach of contract claim was brought against the Company in the Worcester Superior Court of the Commonwealth of Massachusetts. The plaintiff alleges that a defective component chemical used in the plaintiff's manufacturing process was supplied by Fairmount. This action has been moved from Worcester Superior Court to the Federal District Court for the Western District of Massachusetts and was settled on July 9, 2001, for an immaterial amount.

The Company is subject to various other claims, and other routine litigation arising in the normal course of its business. Management believes that the resolution of such matters will not have a material adverse affect on the financial position of the Company but could be material to the results of operations of the Company in any one accounting period.

NOTE 14. INSURANCE PROCEEDS

On November 10, 1999 a fire destroyed certain equipment and a portion of the roof in one of the production buildings. No employees were injured. The fire had an adverse effect on operations during the first half of 2000. The Company started to conduct normal operations in the building during the second half of 2000.

The Company received $100,000 in March 2000 and $233,100 in May 2000, from its property insurance carrier in settlement for its property losses caused by the fire. During 2001, Fairmount received insurance proceeds of $53,100, for property damaged caused by a delivery truck.

NOTE 15. NEW ACCOUNTING PRONOUNCEMENTS

Effective January 1, 2002, Fairmount will adopt SFAS No. 142, "Goodwill and Other Intangible Assets" for existing and other intangible assets. This standard eliminates the amortization of goodwill and intangible assets with indefinite useful lives and requires annual testing for impairment. This standard requires the assignment of assets acquired and liabilities assumed, including goodwill, to reporting units for the purpose of goodwill impairment testing. Under the provisions of this standard upon adoption, any impairment of goodwill as well as the unamortized balance of negative goodwill will be written off and recognized as a cumulative effect of a change in accounting principle effective January 1, 2002. Fairmount has no unamortized goodwill and other intangible asset at December 31, 2001.

Effective January 1, 2002, Fairmount will adopt SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets". This statement supersedes or amends existing accounting literature related to the impairment and disposal of long-lived assets. Adoption of this standard should not have a material impact on the Fairmount's financial position or results of operations.

In June 2001, the Financial Accounting Standards Board issued SFAS No. 143, Accounting for Asset Retirement Obligations". This standard establishes for accounting for obligations associated with the retirement of tangible long-lived assets. The standard is required to be adopted beginning on January 1, 2003. Management is currently assessing the details of the standard and is preparing a plan of implementation.

Management's Discussion and Analysis or Plan of Operations

Liquidity and Capital Resources

To meet its liquidity requirements, including its capital program, Fairmount accesses funds generated from operations, its available cash balances, and its bank line of credit with Fleet Bank in Princeton, New Jersey. From November 30, 2001 to March 2002 the credit facility was extended on a month to month basis. In March 2002, the bank advised the Company, subject to the negotiation and execution of a definitive agreement, that it was willing to extend the facility's maturity date to February 28, 2003. It is contemplated that the extension terms will include (a) an interest rate equal to the bank's prime rate plus 2%, (b) an extension fee equal to 2% of the maximum amount available under the facility (i.e., $700,000), (c) a continuation of the bank's existing security interest in the Company's accounts receivable, inventory, machinery and equipment, (d) principal repayment of $15,000 per month commencing May 2002 and (e) a cap on borrowings based upon a percentage of eligible accounts receivable and eligible finished goods inventory. It is further contemplated that the bank will receive warrants to purchase up to 200,000 shares of Fairmount's Common Stock in connection with the extension of the facility. No assurance can be given that the bank and the Company will enter into a definitive extension agreement or that such agreement, if entered into, will be on the terms presently contemplated.

Fairmount has reported substantial losses during the last fiscal three years and does not expect performance to improve during the first half of 2002. On October 4, 2001, Fairmount laid off 13 production employees, or approximately 50 % of its production employees, and subsequently terminated two management employees. This action was deemed necessary by management due to Fairmount's deteriorating business prospects.

One of Fairmount's major foreign customers reduced its purchases by 75% during the fourth quarter of 2001. Fairmount has not sold nor does it forecast selling any product to this customer during the first and second quarters of 2002. Another major customer, Polaroid Corporation, has filed a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code. The potential loss of this customer is expected to have a material adverse effect on Fairmount since Polaroid accounted for $995,700 or 9.9 % of the Company's sales during year ended December 31, 2001, and $1,850,500 or 15.6 % of sales for the year ended December 31, 2000.

During the second quarter of 2001, Fairmount started receiving orders for a hydrazine derivative product from a new customer. Worldwide sales to this customer were $2,445,600 in 2001 compared to none in 2000. In January 2002, Fairmount advised the customer that it could no longer supply the product under the same terms and conditions. As a consequence, Fairmount does not anticipate sales of this product to this customer in 2002.

The Company's working capital, defined as current assets less current liabilities, decreased by $6,074,400 in 2001, resulting in negative working capital of $1,711,000 compared to working capital of $4,363,400 in 2000. The decrease in working capital was due in part to net losses, decreased accounts receivable of $671,300, decreased inventories of $1,851,200, increased accounts payable of $128,900, increased accrued interest to affiliated parties of $62,200, and increased bank borrowings of $500,000. In addition, the reclassification of the promissory note to affiliated parties from a non-current to current liability reduced working capital by $1,571,600.

In February 2002, the Newark Division of Water/Sewer notified Fairmount, that its 2002 sewer charge will be $659,900, an increase of $421,600 in anticipated cash outflows as compared to 2001. Fairmount is appealing this increase.

On March 20, 1992, a Credit Facility Loan Agreement ("Credit Facility") was created with monies contributed to a fund (the "Fairmount Fund") by William E. Leistner and the Estate of Olga H. Knoepke. At that date, the Fairmount Fund provided Fairmount with a $2,494,000 credit facility under which all borrowings required interest at the rate of 5% per annum. The outstanding borrowings from the Credit Facility were $1,080,000. On July 2, 1997 the Credit Facility was terminated and Fairmount replaced the credit facility with new promissory notes due January 1, 2005. The Leistner Estate received a note for $648,000. Three notes were issued to beneficiaries of the Knoepke Estate. These three notes were issued as follows:

- The da Mota Family Partnership - $224,640;
- Glen da Mota - $142,560; and
- Lynn da Mota - $64,800.

All of the promissory notes described above have similar terms and conditions. Interest was originally set at the corporate base rate posted by Citibank, N.A. on the last banking day of the previous calendar year. Interest on the unpaid principal from January 1, 2001 through December 31, 2001 was set at the rate of 9.5% per annum. All of the promissory notes are subordinated to Fairmount's line of credit financing with Fleet Bank and are collaterized by security agreements on Fairmount's accounts receivables, inventories and personal property.

Interest paid on promissory notes to affiliated parties in 2001 was $87,100 and $133,600 in 2000. Because of the Company's financial difficulties, interest payments have not been made since July 2001. The total unpaid interest as of December 31, 2001 was $62,200. The failure to pay interest when due is an event of default which can be cured if payment is made within 15 days of written notice to Fairmount. No written notice has been received, however failure to make interest payments is an event of default and, accordingly, the promissory notes have been reclassified as current liabilities.

On March 26, 2002, Jerrel Branson, a director, was appointed Chief Executive Officer of Fairmount. Reidar Halle, a director, retains the position of President of Fairmount.

There is too much uncertainty for Fairmount to predict its short-term future prospects. If the promissory note holders demand payment as a result of the default on the interest payments as discussed in Note 5 or if Fairmount is unable to effect cost savings, enter into strategic alliances or a merger, achieve other short-term solutions, or formalize the extension agreement with the bank, the Company may not have sufficient capital to continue its operations as presently conducted. In which event, the Company may find it necessary to seek protection under Federal bankruptcy laws or other laws affecting debtor's and creditor's rights. Accordingly, the financial statements contain an explanatory paragraph in the Independent Auditors' Report relating to Fairmount's ability to continue as a going concern.

New Accounting Pronouncements

Fairmount adopted SFAS No. 141, "Business Combinations" for all business combinations after June 30, 2001. This standard requires that all business combinations be accounted for as using the purchase method, and it further clarifies the criteria for recognition of intangible assets separately from goodwill. Since June 30, 2001, there have been no business combinations.

Environmental Laws and Government Regulations

Fairmount's operations are subject to extensive Federal, state and local laws, regulations and ordinances in the United States and abroad relating to the generating, storage, handling, emission, transportation and discharge of certain materials, substances and waste into the environment, and various other health and safety matters. Government authorities have the power to enforce compliance with their regulations, and violators may be subject to fines, injunctions or both. The Company believes it currently is in compliance with the present environmental statutes applicable to its business. Fairmount has an ongoing program to treat and monitor its wastewater effluent for compliance with the requirements of local laws and regulations. Samples are analyzed for biological oxygen demand. An outside testing laboratory performs a complete chemical analysis monthly and quarterly summary, and results are forwarded to the Passaic Valley Sewage Commission and the New Jersey Department of Environmental Protection.

Fairmount monitors compliance with environmental laws and regulations. Tank dikes and equipment are inspected for leakage and any evidence of potential soil contamination. Fairmount utilizes a training program, which includes instruction on its responsibilities regarding environmental laws and regulations. Fairmount's chemical processing operations are carried out at atmospheric pressure or vacuum, thereby mitigating the potential for atmospheric pollution from equipment rupture.

Fairmount anticipates that the regulation of its business operations under federal, state and local environmental regulations in the United States and abroad will increase over time. Fairmount must devote substantial financial resources to ensure compliance. However Fairmount can not, at this time, estimate the impact of increased regulation on its operations, future capital expenditures requirements or the cost of compliance.

The Occupational Safety and Health Act and its regulations also impact Fairmount's operations relating to workplace safety and workers' health.

Fairmount received notice from the New Jersey Department of Environmental Protection ("NJDEP") that the NJDEP is investigating whether any material from the Company caused or contributed to the contamination detected at the Ciuba landfill property in Newark. The NJDEP alleges a possibility that during the 1970's Fairmount disposed of waste generated at its facility through contracts with certain garbage removal companies ulitizing the Ciuba landfill. Fairmount also received notice from the United States Environmental Protection Agency ("USEPA") that the USEPA has information indicating that hazardous substances from Fairmount may have been discharged into the Passaic River. It is Fairmount's understanding that these USEPA allegations are related to historical, rather than present events. Fairmount's position is that its material neither caused nor contributed to the contamination of the Passaic River and that it has not discharged hazardous substances into the Passaic River. In both cases, the possibility exists that the potentially responsible parties will bring claims against Fairmount alleging that it is at least partially responsible for the contamination. To date, no litigation has commenced with respect to these matters.

The New York State Department of Environment Conservation filed a lawsuit against certain Potentially Responsible Parties ("PRP") for contamination of the Hexagon Laboratories, Inc. site in the Bronx, New York ("Hexagon" and the "Site"). Information obtained from records removed from the Site indicate that Fairmount entered into a toll charging/custom manufacturing agreement with Hexagon although it is not clear as to whether any materials were ever shipped by Fairmount to Hexagon. Fairmount has received notice that it is considered a PRP and has received an offer to enter into settlement negotiations. Fairmount has not been named as a party to the existing lawsuit and has not been presented with sufficient evidence to cause the Company to enter into settlement negotiations.

Fairmount has no knowledge of contamination of soil on its property. No underground storage tanks exist on Fairmount's property. Fairmount's manufacturing effluent system is connected to an above ground piping system. The effluent is discharged to the local sewage commission.

Environmental compliance, waste disposal and regulatory fees totaled approximately $50,400 in 2001 and $97,300 in 2000. These costs are included in general and administrative expenses.

Inflation

Fairmount believes that inflation did not have a material impact on results of operations in 2001. Based on present economic conditions this trend should continue in 2002.

Results of Operations - The Year Ended December 31, 2001 as Compared to the Year Ended December 31, 2000

Net sales for 2001 were $10,095,700, a decrease of $1,712,400 or 14.5 % as compared to 2000.

	2001	2000	Change
Imaging & Photographic Chemicals	$ 1,951,500	$3,223,000	$(1,271,500)
Hydrazine blends	1,791,900	2,321,800	(529,900)
Hydrazine derivatives	3,143,900	792,300	2,351,600
Plastics additives	2,150,500	4,095,100	(1,944,600)
Specialty chemicals	1,057,900	1,375,900	(318,000)
Total	$10,095,700	$11,808,100	$(1,712,400)

One of Fairmount's major customers for imaging and photographic chemicals, Polaroid Corporation, has filed a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code. The loss of this customer is expected to have a material adverse effect on Fairmount going forward since it accounted for $995,700 or 9.9 % of sales during the year ended December 31, 2001, and $1,850,500 or 15.6 % of sales for the year ended December 31, 2000. In addition, the demand for certain types of chemicals used in photographic films is expected to decrease during the coming years as the market for film diminishes due, in part, to new digital imaging technologies.

Hydrazine blend sales decreased from $2,321,800 during the year ended December 31, 2000 to $1,791,900 during the same period in 2001, a decrease of $529,900. The decrease in hydrazine blend sales is due primarily to the loss of customers and lower customer demand.

Hydrazine derivatives increased from $792,300 during the year ended December 31, 2000 to $3,143,900 the year ended December 31, 2001, an increase of $2,351,600. This increase is due to a new customer. However, the gross profits on sales to this new customer are lower than the average gross profit of other hydrazine derivatives products.

Sale of plastic additives decreased from $4,095,100 during the year ended December 31, 2000 to $2,150,500 during the year ended December 31, 2001, a decrease of $1,944,600. The decrease in plastic additive sales is due to lower shipments to a major European customer and an Asian customer. The sales decrease also reflects the negative effect of the weak EURO. To meet competition, sales to one of Fairmount's European customers are at a fixed EURO price and Fairmount is therefore subject to currency exchange rate fluctuations. As in prior years, Fairmount expects the downward pressure on the price of plastic additive to continue.

Sales of specialty chemicals were $1,057,900 in 2001 compared to $1,375,900 in 2000, a decrease of $318,000. This decrease in specialty chemicals was due in part to decrease shipments of a pharmaceutical product. The demand for this product has decreased during the past few years and Fairmount expects that trend to continue.

Each class of similar products contributed the following percentage of total sales in each of the last two fiscal years:

	2001	2000
Imaging & photographic chemicals	19.3 %	27.3 %
Hydrazine blends	17.8 %	19.7 %
Hydrazine derivatives	31.1 %	6.7 %
Plastics additives	21.3 %	34.7 %
Specialty chemicals	10.5 %	11.6 %
	100.0 %	100.0 %

The gross profit for 2000 was $1,480,500, compared to a gross loss of $2,131,700 for 2001. The decrease in gross profit was due in part to lower sales volume and products sold during 2001 had lower gross profit margins compared to products sold in 2000. In addition, production was lower, while production expenses were higher in 2001 compared to the same period in 2000.

Selling, general and administrative expenses increased by $8,900 in 2001 compared to 2000. Selling expenses decreased $23,700 primarily due to decreased commissions of $97,000 offset by increased payroll and payroll related expenses of $43,500 and increased advertising expenses of $19,500. General and administrative expenses increased by $32,600 in 2001, compared to 2000. This increase was due primarily to increased professional fees of $86,400, increased directors fees of $31,000, offset somewhat by lower environmental expenses of $46,900

Interest expense was higher in 2001 versus 2000 due to the increased interest rate on the remaining debt owed to affiliated parties and increased borrowings and interest on bank borrowing.

During 2001, Fairmount received insurance proceeds of $53,100 for property damaged caused by a delivery truck. During 2000 Fairmount received insurance proceeds of $333,100 for property loss sustained from a fire on November 10, 1999. The insurance proceeds were used to repair the damage caused in the above incidences.

Fairmount recorded a foreign exchange currency loss of approximately $73,000 in 2001 and $8,400 in 2000. To meet competition, Fairmount sells to one of its European customers at a fixed EURO price and is therefore subject to currency exchange rate fluctuations.

The Company has Federal and state net operating loss carryforwards of approximately $17,800,000 and $7,400,000, respectively, which expire in years 2002 through 2021. There is no tax expense recorded in the financial statements of the Company because of its loss position. The Company has reserved fully against its net deferred tax asset.

Critical Accounting Policies

The SEC staff recently released a cautionary advice regarding critical accounting policies and practices. The staff has defined critical policies and practices as items that are both most important to the portrayal of a company's financial condition and results, and require management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain.

The preparation of the Company's financial statements requires its management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, the Company evaluates its estimates, including those related to doubtful accounts, inventory valuation, property, plant and equipment, and environmental matters and commitments and contingencies. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. The Company believes the following critical accounting policies are the most important to the portrayal of the Company's financial condition and results and require management's more significant judgments and estimates in the preparation of the Company's financial statements.

Allowance for Doubtful Accounts

The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. Management continuously assesses the financial condition of the Company's customers and the markets in which these customers participate. If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Valuation of Inventories

Inventories are stated at the lower of cost or market. Cost is determined by the first-in, first-out (FIFO) method. There are no general and administrative costs in inventory. The Company writes down its inventories for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

Recoverability of Long-Lived Assets

The Company reviews the carrying value of its assets for impairment whenever events or changes in circumstances indicate that the amount of assets may not be fully recovered. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted net cash flows expected to be generated by the asset. The asset will be written down to fair value if it is determined that its carrying value is not recoverable by operations. Discounted cash flows or appraised values are used to determine the fair market value, depending on the nature of the asset. Assets to be disposed of are reported at the lower of the carrying amount or fair value less the cost to sell. The Company considers various valuation factors in determining fair value, principally discounted cash flows to assess any impairment amount. If the Company's assumptions related to assets to be held and used are inaccurate, write-downs may be required in the future.

Environmental Matters and Commitments and Contingencies

It is the Company's policy to accrue and charge against earnings, environmental cleanup costs when it is probable that a liability has been incurred and an amount is reasonably estimable. These accruals are reviewed periodically and adjusted, if necessary, as additional information becomes available. These accruals can change substantially due to such factors as additional information on the nature or extent of the contamination, methods of remediation required and other actions by government agencies or private parties. Cash expenditures often lag behind the period in which an accrual is recorded by a number of years. The Company believes the amounts reserved are adequate for such pending matters; however, results of operations could be affected by significant litigation adverse to the Company.

2002 Outlook

Fairmount has reported substantial losses during the last three fiscal years and does not expect performance to markedly improve during the first half of 2002. There is too much uncertainty for Fairmount to predict its short-term prospects. If Fairmount is unable to effect cost savings, enter into strategic alliances or a merger, or enter into an extension agreement with the bank, and/or achieve other short-term solutions in a timely fashion, Fairmount may be required to seek protection under Federal bankruptcy laws or other laws affecting debtors' and creditors' rights.

Fairmount has budgeted approximately $200,000 for capital expenditures in 2002. Major expenditures will consist of the replacement and improvement of process equipment, new construction, and safety and environmental projects. As of December 31, 2001, the Company had no significant firm commitments for capital expenditures.

The demand for certain types of chemicals used in photographic films is expected to decrease during the coming years due to the increased use of new imaging technologies, including digital photography. Fairmount is aware of this possibility and is taking steps to substitute new products that are used in making photographic paper and increase its market share of existing products by broadening its customer base.

Fairmount is refocusing the direction of its marketing efforts by concentrating on aggressively expanding the customer base for Fairmount's existing product line. Fairmount will also continue to develop new products which reflect a profitable market potential to be realized in relation to the costs and efforts expended.

Forward Looking Statements

This document contains forward-looking statements that involve risks and uncertainties that could cause the results of Fairmount to differ materially from those expressed or implied by such forward-looking statements. These statements constitute "forward-looking statements" within the meaning of such term in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These risks include the timely development, production and acceptance of new products and services; competition; the flow of products into third-party distribution channels; and other risks detailed from time to time in Fairmount's Securities and Exchange Commission filings. The words "anticipates," "believes," "estimates," "expects," "intends," "will," "may", "could" and similar expressions, as they relate to Fairmount or our management, may identify forward-looking statements. Such statements reflect the current views of Fairmount with respect to future events and are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary from those described herein as anticipated, believed, estimated or expected. Fairmount does not intend to update these forward-looking statements.

Market for Issuer's Common Equity and Related Stockholder Matters

Fairmount's Common Stock is currently traded in the over the counter under the symbol "FMTC". For each fiscal quarter indicated, the charts below reflect the high and low bid prices for the Common Stock as reported by Dreyfus Brokerage Services. These prices reflect inter-dealer quotations without retail mark-ups, mark-downs or commissions and do not necessarily represent actual transactions.

	Common Stock Bid Prices			
	2001		2000	
Quarter	High	Low	High	Low
First	$.08	$.05	$.37	$.16
Second	$.17	$.05	$.28	$.19
Third	$.18	$.08	$.28	$.09
Fourth	$.14	$.05	$.14	$.03

There were approximately 231 stockholders of record at March 28, 2002. Fairmount did not declare or pay any dividends in 2001 or 2000.

DIRECTORS

Jerrel Branson
Chief Executive Officer
Fairmount Chemical Co., Inc.

Dr. Reidar Halle
President
Fairmount Chemical, Co., Inc.

Glen Da Mota
Real Estate Developer,
Managing Member of the
Da Mota Family Partnership

Beno Hubler
President,
Northlake Limited

Marshall Beil (1)
Partner,
Ross & Hardies

Richard Mizrack (1)
Partner,
Mizrack & Gantt

(1) Not standing for reelection to the Board of Directors

OFFICERS

Jerrel Branson
Chief Executive Officer

Dr. Reidar Halle
President

Seymon Moshchitsky
Vice President
Research and Development

Maria Hayducka
Secretary

William C. Kaltnecker
Treasurer

AUDITOR

KPMG LLP
150 John F. Kennedy Parkway
Short Hills, New Jersey 07078

TRANSFER AGENT AND REGISTRAR

Continental Stock Transfer & Trust Company
17 Battery Place
New York, NY 10004

FORM 10-KSB

A copy of the Company's Annual Report on Stockholders Form 10-ksb for 2001, as Commission, may be obtained by Stockholders upon written Request to: Secretary, Fairmount Chemical Co., Inc., 117 Blanchard Street, Newark, New Jersey 07105

ANNUAL MEETING

The Annual Meeting of Stockholders will be held at the Newark Corporate office of Fairmount on June 18, 2002